INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Partners
RATD Productions LLC
Moscow, ID 83843

I have reviewed the accompanying interim financial statements of RATD Productions LLC (a partnership), which comprise the balance sheet as of June 30, 2021, and the related statements of income, partners' equity, and cash flows for the period from inception (May 4, 2021) to June 30, 2021 and the related notes to the interim financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of partnership management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the interim financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the interim financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying interim financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 1, the Company has just recently been organized which raises the question as to its ability to continue as a going concern. Management's plans to raise funds and produce viable products are described in Note 4. My conclusion is not modified with respect to this matter.



Holyoak & Co Signature

Lindon, Utah

August 20, 2021

RATD PRODUCTIONS LLC
Balance Sheet
As of June 30, 2021

Assets

Current Assets	
Total Current Assets	0.00
Property and Equipment	
Net Property and Equipment	0.00
Total Assets	0.00

Liabilities and Partners' Equity

Current Liabilities	
Total Current Liabilities	0.00
Long-Term Liabilities	
Total Long-Term Liabilities	0.00
Total Liabilities	0.00
Partners' Equity	
Contributions	141.00
Net Income	(141.00)
Total Partners' Equity	0.00
Total Liabilities and Partners' Equity	0.00

See Accompanying Independent Accountant's Review Report

RATD PRODUCTIONS LLC
Income Statement

	Since Inception (May 4, 2021) Ending June 30, 2021
Sales	
Total Sales	0.00
Gross Profit	0.00
Operating Expenses	
Licenses and Permits	141.00
Total Operating Expenses	141.00
Operating Income (Loss)	(141.00)
Other Income (Expenses)	
Total Other Income (Expenses)	0.00
Net Income (Loss) Before Taxes	(141.00)
Net Income (Loss)	(141.00)

See Accompanying Independent Accountant's Review Report

RATD PRODUCTIONS LLC
Statement of Partners' Equity

	Since Inception (May 4, 2021) **Ending June 30, 2021**
Beginning Partner Equity	0.00
Plus Net Income	(141.00)
Plus Partner Contributions	141.00
Less Partner Distributions	0.00
Ending Partner Equity	**0.00**

See Accompanying Independent Accountant's Review Report

RATD PRODUCTIONS LLC
Statement of Cash Flows

	From Inception (May 4, 2021) Ending June 30, 2021
Cash Flows from Operating Activities	
Net Income (Loss)	(141.00)
Adjustments to reconcile net income (loss) to	
net cash provided by (used in) operating activities:	
Losses (Gains) on Sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Increase (Decrease) in Operating Liabilities:	
Total Adjustments	0.00
Net Cash Provided By (Used In)	
Operating Activities	(141.00)
Cash Flows from Investing Activities	
Net Cash Provided By (Used In)	
Investing Activities	0.00
Cash Flows from Financing Activities	
Proceeds from Equity Contributions	141.00
Net Cash Provided By (Used In)	
Financing Activities	141.00
Net Increase (Decrease) In	
Cash and Cash Equivalents	0.00
Beginning Cash and Cash Equivalents	0.00
Ending Cash and Cash Equivalents	0.00

See Accompanying Independent Accountant's Review Report

RATD Productions LLC

(A Development Stage Company)
Notes to Financial Statements
June 30, 2021

Note 1 – Summary of Significant Accounting Policies

Nature of Operations –RATD Productions LLC (hereafter "Company") is a newly-formed entity organized for the purpose of developing television shows. The Company is currently engaged in the beginning stages of fundraising.

Production Costs – The Company considers all the costs associated with creating shows to be capitalized on the balance sheet as an asset. Upon production and execution of distribution the Company will begin amortizing the cost of the show over the estimated life as determined by the distribution agreement.

Cash and Cash Equivalents – The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Income Taxes – The Company elected to be taxed as a partnership. The Company is in its first year of operation and therefore has not yet filed or prepared any income tax returns.

Note 2 – Development Stage Operations

The operations of the Company are primarily devoted to raising capital and beginning production.

Note 3 – Concentrations of Risk

The Company's primary platform for television distribution is VidAngel.

Note 4 – Going Concern

The company has just recently been organized which raises the question as to its ability to continue as a going concern. To ensure the best possible chances of a successful campaign, management has assembled a great team and organized a plan that builds on the learnings of other media projects that have been funded through the Angel Funding platform.

The company has partnered with Harmon Brothers, a world class agency, to create a pitch video. Management plans to utilize the principles of community building to invite as many people as possible to join in making this show. Management has experienced producers in an already existing brand. The company has also partnered with Angel Studios, the home of the very successful show "The Chosen".